SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          APPLICATION FOR WITHDRAWAL OF
                       REGISTRATION STATEMENT OR AMENDMENT
                        FILED PURSUANT TO RULE 477 UNDER
                           THE SECURITIES ACT OF 1933


                                 Western Bancorp
                -------------------------------------------------
               (Exact name of Registrant as specified in charter)


         The undersigned Registrant hereby requests withdrawal of its Registration Statement on Form S-4, File No. 333-65019 (the "Registration Statement"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Registration Statement was originally filed on September 30, 1998 and has not been amended or declared effective. No securities were issued or sold pursuant thereto.

         The Registration Statement was originally filed in connection with the issuance of shares of common stock, no par value per share, of the Registrant in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of July 24, 1998 (the "Merger Agreement"), by and among the Registrant, Portola Merger Sub, a wholly owned subsidiary of the Registrant, and Peninsula Bank of San Diego ("Peninsula"). On October 30, 1998, Peninsula terminated the Merger Agreement in accordance with its terms; therefore no securities will be issued in connection with the Registration Statement.

         Pursuant to the requirements of Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            WESTERN BANCORP



                                            By: /s/ Arnold C. Hahn
                                               -------------------------------
                                               Arnold C. Hahn
                                               Chief Financial Officer


Dated:  November 3, 1998